SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 5, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

“This notice is exclusively for information purposes, and it does not refer to an offer to sell debentures”
Notice of Completion of Public Offering of Debentures

Coordinators of the Offer

Announce that seven hundred thousand (700,000) simple, registered, book-entry, debentures not convertible into shares, were subscribed and paid-up in two tranches of unsecured type, with unit face value of one thousand reais (R$ 1,000.00), on the issuance date, i.e., June 1, 2005, related to the 8th issuance of:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO- SABESP

Publicly-held Company – Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80
Rua Costa Carvalho, nº 300 – 05429-900 São Paulo - SP

ISIN 1st tranche #BRSBSPDBS0Q5 – ISIN 2nd tranche #BRSBSPDBS0R3

Standard & Poor’s Rating: “brA”

summing up the total amount of:
R$ 700,000,000.00
(seven hundred million reais)

The Issuance was approved as per resolution of the Issuer’s Board of Directors in meeting held on May 19, 2005, the Minutes of which were published by the Official Gazette of the State of São Paulo and by the newspaper “Folha de S. Paulo”, on June 3, 2005, and filed with the Board of Trade of the State of São Paulo – JUCESP under #156.392/05-7, on June 1, 2005, and it occurred under the scope of the First Offering Program of Issuer’s Securities, approved pursuant to resolution of the Issuer’s Board of Directors held on June 17, 2004, filed with the Securities and Exchange Commission of Brazil (“CVM”) under #CVM/SRE/PRO/2004/004, on September 17, 2004, under the terms of the Instruction 400 issued by CVM, dated December 29, 2003, which has a two(2)-year duration and a limit of one billion, five hundred million reais (R$ 1,500,000,000.00).

The Company partially exercised the option to increase the number of additional Debentures, under the terms of the paragraph 2 of the Article 14 of CVM Instruction 400, dated December 29, 2003, and fifty thousand (50,000) Debentures of each one of the two Tranches were issued, which were fully distributed.

The Debentures ownership shall be proved by a statement issued by financial institutional liable for the bookkeeping of Debentures, Banco Bradesco S.A., the depositary institution of the Issuance.

11 acquired the Debentures, as detailed below:

Debentures Placement Allocation	Buyers	1st tranche Debentures acquired	Buyers	2nd tranche Debentures acquired

Investment Funds	05	6,407	-	-
Intermediary Institutions Participating in the Offering Consortium	03	343,593	03	350,000

Total	08	350,000	03	350,000

The Issuance was registered at the Securities and Exchange Commission of Brazil under #CVM/SRE/DEB/2005/032, for 1st tranche Debentures and CVM/SRE/DEB/2005/033, for 2nd tranche Debentures, on June 22, 2005.

FIDUCIARY AGENT OF THE ISSUANCE
C&D Distribuidora de Títulos e Valores Mobiliários Ltda.
Corporate Taxpayer’s ID (CNPJ/MF) 82.016.270/0001-55
Rua XV de Novembro, n° 270, conjunto 601, Centro
Curitiba, PR – CEP 80020-310	DEPOSITARY INSTITUTION OF THE ISSUANCE Banco Bradesco S.A. Corporate Taxpayer’s ID (CNPJ/MF) 60.746.948/0001-12 Cidade de Deus – Vila Iara – Prédio Amarelo – 2° andar Osasco, SP – CEP 06029-900

“ This present public offering was prepared in accordance with provisions of the ANBID (Brazilian Association of Investment Banks and Securities Dealers)’s Self-Regulation Code for Public Offerings of Marketable Securities registered with the 5th Registry of Deeds and Documents of the State of Rio de Janeiro under #497585, and is complying with the minimum standards of information contained therein. ANBID undertakes no liability or responsibility for the referred information, the quality of the Issuer, the Participant Institutions and the marketable securities, purpose of the offering”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 5, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.